SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

CONVERIUM HOLDING AG
(Name of Subject Company)

CONVERIUM HOLDING AG
(Name of Person Filing Statement)

Registered Shares, Nominal Value CHF 5 Per Share
American Depositary Shares, each representing one half of one Registered Share
(Title of Class of Securities)

Registered Shares*
American Depositary Shares (CUSIP: 21248N107)
(CUSIP Number of Class of Securities)

Christian Felderer
Converium Holding AG
Dammstrasse 19
CH-6301 Zug
Switzerland
+41 44 639 9335

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)

With copies to:

Gregory B. Astrachan, Esq.
Willkie Farr & Gallagher LLP
1 Angel Court
London EC2R 7HJ
England
+44 207 696 5455

     *There is no CUSIP number assigned to the Registered Shares.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2007 (as subsequently amended, the “Schedule 14D-9”) by Converium Holding AG, a company organized under the laws of Switzerland (the “Company” or “Converium”), relating to the unsolicited exchange offer (the “Offer”) by SCOR, S.A. (“SCOR”) disclosed in the Offer Prospectus of SCOR filed with the Swiss Takeover Board on April 5, 2007 (as may be amended from time to time, the “Offer Prospectus”). The terms and conditions under which the Offer is made are set forth in the Offer Prospectus. Under the terms of the Offer, each of the Company’s registered shares, par value 5 Swiss Francs (“CHF”) per share (the “Shares”) may be exchanged for 0.5 ordinary shares, with a nominal value of €7.8769723, of SCOR, and CHF 4, the cash portion of which may be reduced by the gross amount of any dilutive effects in respect of the Shares prior to the consummation of the Offer. The Offer is governed by the laws of Switzerland and is extended to all holders of Shares located outside of the United States and Japan. The Offer Prospectus indicates that the Offer is not extended to holders of the Company’s ADSs, regardless of whether such ADSs are held by persons outside of the United States or Japan. The purpose of this Amendment No. 2 is to amend and supplement information contained in Item 8 of the Schedule 14D-9, and to add new Exhibits (a)(35) (which was inadvertently not included in our Schedule 14D-9 initially filed on April 13, 2007), (a)(36), (a)(37), (a)(38), (a)(39) and (a)(40), and to revise the Exhibit Index accordingly.

Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information to be Furnished.

Item 8 is hereby amended and supplemented as follows:

First Quarter Earnings Announcement

On Thursday, April 19, 2007, Converium issued its first quarter earnings announcement, the details of which are set forth in the related press release, investor presentation and speech attached hereto as Exhibits (a)(36), (a)(39) and (a)(40), respectively.

Letter to Converium’s Shareholders

On Tuesday, April 17, 2007, Converium mailed to its shareholders a letter communicating the recommendation of the Board of Directors to reject the Offer, the details of which are described in Exhibit (a)(38) and Converium’s Schedule 14D-9 initially filed with the Commission on April 13, 2007.

Annual General Meeting

On April 17, 2007, Converium mailed to its shareholders an invitation to Converium’s Annual General Meeting to be held on May 10, 2007, at which Converium shareholders will have the opportunity to approve, among other things, the proposed reduction in the par value of Converium’s Shares from CHF 5 per share to CHF 2.50 per share. If approved, the Company expects that such payment would be made by mid-July 2007. The invitation to the Annual General Meeting is attached hereto as Exhibit (a)(37).

Item 9.  Exhibits.

Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit No.	Description

(a)(35)	Letter, dated February 23, 2007, from Mr. Denis Kessler to Dr. Markus Dennler
(a)(36)	Press Release issued by Converium, dated April 19, 2007
(a)(37)	Invitation to Annual General Meeting, mailed to Converium’s shareholders on April 17, 2007
(a)(38)	Letter, dated April 17, 2007, from Converium to its shareholders
(a)(39)	Investor Presentation of Converium, dated April 19, 2007
(a)(40)	Speech, dated April 19, 2007, by Inga Beale, Paolo DeMartin and Benjamin Gentsch

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONVERIUM HOLDING AG

By:	/s/ Christian Felderer
Name: Christian Felderer

Title:	General Legal Counsel

Dated: April 19, 2007

INDEX OF EXHIBITS

Exhibit No.	Description

(a)(35)	Letter, dated February 23, 2007, from Mr. Denis Kessler to Dr. Markus Dennler
(a)(36)	Press Release issued by Converium, dated April 19, 2007
(a)(37)	Invitation to Annual General Meeting, mailed to Converium’s shareholders on April 17, 2007
(a)(38)	Letter, dated April 17, 2007, from Converium to its shareholders
(a)(39)	Investor Presentation of Converium, dated April 19, 2007
(a)(40)	Speech, dated April 19, 2007, by Inga Beale, Paolo DeMartin and Benjamin Gentsch